Exhibit 99.1

News Release

B2Gold Corp. Reports Continued Strong Total Gold Production for Q2 2021
of 211,612 oz, 5% Above Budget;

On Track to Meet or Exceed the Upper End of its Annual Guidance Range of 970,000 to 1,030,000 oz

Vancouver, BC, July 15, 2021 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the second quarter and first half of 2021. All dollar figures are in United States dollars unless otherwise indicated.

2021 Second Quarter and First Half Highlights

•	Total gold production in the second quarter of 2021 of 211,612 ounces (including 14,232 ounces of attributable production from Calibre Mining Corp. (“Calibre”)), well above budget by 5% (10,269 ounces), and consolidated gold production of 197,380 ounces from the Company’s three operating mines, well above budget by 5% (9,787 ounces)
•	Consolidated gold revenue in the second quarter of 2021 of $363 million on sales of 200,071 ounces at an average price of $1,814 per ounce
•	Fekola’s mill throughput in the second quarter of 2021 was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020, following the successful completion of the Fekola mill expansion in September 2020
•	Total gold production in the first half of 2021 of 432,256 ounces (including 29,233 ounces of attributable production from Calibre), well above budget by 7% (28,811 ounces), and consolidated gold production of 403,023 ounces from the Company’s three operating mines, well above budget by 7% (27,078 ounces)
•	Consolidated gold revenue in the first half of 2021 of $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce
•	For full-year 2021, B2Gold remains well positioned for continued strong operational and financial performance and is on track to meet or exceed the upper end of its total gold production forecast of between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre) with total consolidated forecast cash operating costs of between $500 - $540 per ounce (see “Non-IFRS Measures”) and total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of between $870 - $910 per ounce
•	Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $630 million for the full-year 2021 (approximately $500 million of cashflows from operating activities are expected to be generated in the second half of 2021)
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Gold Production

Total gold production in the second quarter of 2021 was 211,612 ounces (including 14,232 ounces of attributable production from Calibre), well above budget by 5% (10,269 ounces), and consolidated gold production of 197,380 ounces from the Company’s three operating mines, well above budget by 5% (9,787 ounces).

The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2021, producing 113,611 ounces of gold, 3% (3,611 ounces) above budget, as the Fekola processing facilities continued to outperform, following the successful completion of the Fekola mill expansion in September 2020. In the second quarter of 2021, Fekola’s mill throughput was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020. The Masbate Mine in the Philippines also continued its strong operational performance with second quarter 2021 gold production of 56,878 ounces, well above budget by 8% (4,390 ounces), as processed grade (8% above budget) and recoveries (10% above budget) both exceeded budget which more than offset lower than budgeted throughput (8% below budget). The Otjikoto Mine in Namibia performed well during the second quarter of 2021, producing 26,891 ounces of gold, well above budget by 7% (1,786 ounces), mainly due to higher than budgeted processed grade (5% above budget) as the grade of ore sourced from the medium grade stockpile was slightly higher than anticipated during the second quarter. As expected, compared to the second quarter of 2020, total gold production was lower by 12% (29,981 ounces), due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines which were largely completed in the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

For the first half of 2021, total gold production was 432,256 ounces (including 29,233 ounces of attributable production from Calibre), well above budget by 7% (28,811 ounces), and 15% (74,199 ounces) lower than the first half of 2020 (for the reasons outlined above). Consolidated gold production from the Company’s three operating mines was 403,023 ounces in the first half of 2021.

For full-year 2021, the Company remains on track to meet or exceed the upper end of its total gold production forecast range of between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre) with total consolidated cash operating costs forecast to be between $500 - $540 per ounce and total consolidated AISC forecast to be between $870 - $910 per ounce. The Company’s 2021 production guidance does not currently include the potential upside to increase Fekola’s gold production in 2021 from the nearby Cardinal resource with production now expected to commence from Cardinal in the third quarter of 2021 and the higher than budgeted processing capacity realized to date at the expanded Fekola mill.

For full-year 2021, as budgeted, the Company’s consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021 due to the planned higher waste stripping campaigns at both the Fekola and Otjikoto mines which were largely completed in the first half of 2021. For the second half of 2021, consolidated gold production is expected to significantly increase over the first half of 2021 to between 555,000 - 585,000 ounces when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $620 - $660 per ounce in the first half of 2021, before significantly improving to between $380 - $420 per ounce during the second half of 2021. In addition, consolidated AISC are expected to be between $1,040 - $1,080 per ounce in the first half of 2021, before significantly improving to between $745 - $785 per ounce during the second half of 2021.

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The Company is currently compiling its consolidated cash operating costs and consolidated AISC results for the second quarter and first half of 2021, which will be released along with its second quarter and first half of 2021 financial results after the North American markets close on Wednesday, August 4, 2021.

Gold Revenue

For the second quarter of 2021, consolidated gold revenue was $363 million on sales of 200,071 ounces at an average price of $1,814 per ounce, compared to $442 million on sales of 257,100 ounces at an average price of $1,719 per ounce in the second quarter of 2020. The decrease in gold revenue of 18% ($79 million) was 22% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 4% impact from the increase in the average realized gold price.

For the first half of 2021, consolidated gold revenue was $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce compared to $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce in the first half of 2020. The decrease in gold revenue of 12% ($97 million) was 19% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 7% impact from the increase in the average realized gold price.

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Operations

Mine-by-mine gold production in the second quarter of 2021 (including the Company’s estimated 33% share of Calibre’s production) was as follows:

Mine	Q2 2021 Gold Production (ounces)	First-Half 2021 Gold Production (ounces)	First-Half 2021 Forecast Gold Production (ounces)	Second-Half 2021 Forecast Gold Production (ounces)	Full-year 2021 Forecast Gold Production (ounces)
Fekola	113,611	238,699	220,000 - 230,000	310,000 - 330,000	530,000 - 560,000
Masbate	56,878	114,391	100,000 - 105,000	100,000 - 105,000	200,000 - 210,000
Otjikoto	26,891	49,933	45,000 - 50,000	145,000 - 150,000	190,000 - 200,000
B2Gold Consolidated (1)	197,380	403,023	365,000 -385,000	555,000 - 585,000	920,000 - 970,000

Equity interest in Calibre (2)	14,232	29,233	25,000 - 30,000	25,000 - 30,000	50,000 - 60,000

Total	211,612	432,256	390,000 - 415,000	580,000 - 615,000	970,000 - 1,030,000

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - represents the Company’s approximate 33% indirect share of the operations of Calibre’s El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 33% ownership interest in Calibre.

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2021, producing 113,611 ounces of gold, 3% (3,611 ounces) above budget, as the Fekola processing facilities continued to outperform, following the successful completion of the Fekola mill expansion in September 2020. In the second quarter of 2021, Fekola’s mill throughput was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020. The higher than budgeted mill throughput was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit, partially offset by mill feed grade which was 10% below budget in the second quarter of 2021, as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. As expected, compared to the second quarter of 2020, gold production was lower by 23% (33,813 ounces) as a result of the higher waste stripping and lower mined ore grades in the current period, as Phases 5 and 6 of the Fekola Pit were developed during the first half of 2021.

For the second quarter of 2021, mill feed grade was 1.65 grams per tonne (“g/t”) compared to budget of 1.84 g/t and 3.11 g/t in the second quarter of 2020; mill throughput was 2.29 million tonnes compared to budget of 1.98 million tonnes and 1.56 million tonnes in the second quarter of 2020; and gold recovery averaged 93.2% compared to budget of 94.0% and 94.8% in the second quarter of 2020. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model, and ore production is expected to significantly increase in the second half of 2021 when mining reaches the higher-grade zones of the Fekola Pit.

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For the first half of 2021, the Fekola Mine produced 238,699 ounces of gold, well above budget by 5% (11,699 ounces), and 23% (72,736 ounces) lower than the first half of 2020 (for the reasons outlined above).

The Fekola mill has the potential to sustain an annualized throughput rate which is higher than the original assumed mill expansion throughput rate of 7.5 million tonnes per annum (“Mtpa”). Mill processing trials conducted in the fourth quarter of 2020 demonstrated the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Based on the positive results noted to date through to the second quarter of 2021, Fekola's annualized throughput rate is now expected to average 8.3 Mtpa for 2021 and average approximately 8.5 Mtpa (over the long-term), based on an ore blend including fresh rock and saprolite. For 2021 budgeting purposes, the Company assumed a throughput rate of 7.75 Mtpa.

Production planning for the nearby Cardinal inferred resource area, located within 500 metres of the current Fekola resource pit, is currently underway (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Grade control drilling at Cardinal was completed in the second quarter of 2021, and a 10,000-tonne bulk sample was mined and processed. Results indicate that the Cardinal ore can be processed at Fekola. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which is expected to commence in the third quarter of 2021.

For full-year 2021, the Fekola Mine remains on track to meet or exceed the upper end of its forecast production range of between 530,000 - 560,000 ounces of gold at cash operating costs of between $405 - $445 per ounce and AISC of between $745 - $785 per ounce. Additional mining from the Cardinal area and the higher than budgeted processing capacity experienced to date at the Fekola mill (as discussed above), have the potential to increase Fekola's budgeted 2021 and longer-term gold production. No adjustment to Fekola’s 2021 guidance range has currently been made while the Company continues to evaluate the potential upside impact of these factors for the balance of 2021.

As a result of the planned higher waste stripping completed and lower mined ore grades realized in the first half of 2021 (as Phase 5 and 6 of the Fekola Pit were being developed), production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the second half of 2021, Fekola’s gold production is expected to increase significantly to between 310,000 - 330,000 ounces. Based mainly on the weighting of production and timing of waste stripping, Fekola’s cash operating costs are expected to be between $530 - $570 per ounce in the first half of 2021, before significantly improving to between $315 - $355 per ounce during the second half of 2021. In addition, Fekola’s AISC are expected to be between $850 - $890 per ounce in the first half of 2021, before significantly improving to between $670 - $710 per ounce during the second half of 2021.

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Fekola Solar Plant

Following the temporary suspension of the solar plant construction activities in April 2020 due to COVID-19 restrictions, and a fire in the solar storage yard in January 2021, construction of the Fekola solar plant is now complete. A small crew will remain on site until mid-August 2021 to ensure that all final commissioning tasks and warranty issues are properly executed. With the solar plant now 100% online, it is expected to reduce Fekola’s HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year. Solar production to date indicates that the plant will exceed initial power production estimates.

Menankoto Permit and Bantako North Permit

The Company, through its Malian subsidiary Menankoto SARL (“Menankoto”), is currently involved in a dispute with the Malian Government related to renewal of the Menankoto exploration permit (the “Menankoto Permit”) which forms part of the Anaconda Area and is located 20 km north of the Fekola Mine licence area. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

Notwithstanding the commencement of arbitration proceedings, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government deal with the impact of the pandemic.

The operations at the Fekola Mine, which is situated on a separate mining license 20 kilometres from the Menankoto Permit and projected to produce 530,000 to 560,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area contains a significant portion of the Mamba deposit saprolite material, and preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide for saprolite material for 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine.

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The Company has conducted extensive exploration on the Menankoto deposit part of the Anaconda Area over the past seven years, with a considerable investment to date of approximately $27 million. The Company had planned a 2021 exploration budget for the Menankoto deposit of $8.3 million, out of a total Mali exploration budget of $26.4 million. B2Gold is one of the largest Canadian investors in Mali and the Fekola Mine is a flagship investment in the country’s mining sector.

Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines also continued its strong operational performance with second quarter 2021 gold production of 56,878 ounces, well above budget by 8% (4,390 ounces), as processed grade (8% above budget) and recoveries (10% above budget) both exceeded budget which more than offset lower than budgeted throughput (8% below budget). Continuing the positive trend set in the first quarter of 2021, Masbate’s mill recoveries continued to outperform the recovery model. To improve Masbate’s gold recovery (and production) forecasts, a series of unbudgeted metallurgical test campaigns were performed in the second quarter of 2021, temporarily reducing Masbate’s throughput for the quarter. Processed grade was above budget, as ore mined from both the Main Vein and Montana pits in the second quarter produced higher tonnage and grade compared to the reserve model. In addition, the metallurgical test campaigns completed also contributed to the higher than budgeted processed grade in the quarter (as one test campaign involved high grade ore from the Main Vein Pit which was originally budgeted to have been blended through the course of the full year). Gold production in the second quarter of 2021 was higher by 17% (8,224 ounces), compared to the second quarter of 2020, mainly due to higher mined ore grades, as a result of mining through higher-grade zones of the Main Vein and Montana pits in the second quarter of 2021.

For the second quarter of 2021, mill feed grade was 1.17 g/t compared to budget of 1.08 g/t and 0.94 g/t in the second quarter of 2020; mill throughput was 1.86 million tonnes compared to budget of 2.02 million tonnes and 1.99 million tonnes in the second quarter of 2020; and gold recovery averaged 81.5% compared to budget of 74.3% and 81.0% in the second quarter of 2020.

For the first half of 2021, the Masbate Mine produced 114,391 ounces of gold, well above budget by 11% (11,242 ounces), and 22% (20,865 ounces) higher than the first half of 2020 (mainly due to higher mined ore grades and higher recoveries as outlined above).

For full-year 2021, the Masbate Mine is expected to produce between 200,000 - 210,000 ounces of gold at cash operating costs of between $650 - $690 per ounce and AISC of between $955 - $995 per ounce. Masbate’s gold production is scheduled to be relatively consistent throughout 2021.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia performed well during the second quarter of 2021, producing 26,891 ounces of gold, well above budget by 7% (1,786 ounces), mainly due to higher than budgeted processed grade (5% above budget) as the grade of ore sourced from the medium grade stockpile was slightly higher than anticipated during the second quarter. As expected, compared to the second quarter of 2020, gold production was significantly lower by 38% (16,605 ounces), as processed ore was primarily sourced from existing stockpiles while significant waste stripping operations continue at both the Wolfshag and Otjikoto pits. Mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model, and ore production is forecast to significantly increase in the second half of 2021 when mining reaches the higher-grade zone at the base of the Wolfshag Pit.

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For the second quarter of 2021, mill feed grade was 0.99 g/t compared to budget of 0.94 g/t and 1.58 g/t in the second quarter of 2020; mill throughput was 0.86 million tonnes compared to budget of 0.85 million tonnes and 0.87 million tonnes in the second quarter of 2020; and gold recovery averaged 97.8% compared to budget of 97.6% and 98.6% in the second quarter of 2020.

For the first half of 2021, the Otjikoto Mine produced 49,933 ounces of gold, well above budget by 9% (4,137 ounces), and 41% (35,312 ounces) lower than the first half of 2020 (for the reasons outlined above).

Development of the Wolfshag underground mine continues to progress on schedule. In the fourth quarter of 2020, development of the portal was completed, and development of the primary underground ramp commenced. Development continued through the first half of 2021, and stope ore production is expected to commence in early 2022, in-line with original estimates. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

For full-year 2021, the Otjikoto Mine in Namibia remains on track to produce between 190,000 - 200,000 ounces of gold, as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 - $520 per ounce and AISC to be between $830 - $870 per ounce.

Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with material ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto’s gold production is expected to increase significantly in the second half of 2021 to between 145,000 - 150,000 ounces. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto’s cash operating costs are expected to be between $940 - $980 per ounce in the first half of 2021, before significantly improving to between $330 - $370 per ounce during the second half of 2021. In addition, Otjikoto’s AISC are expected to be between $1,600 - $1,640 per ounce in the first half of 2021, before significantly improving to between $580 - $620 per ounce during the second half of 2021.

On average, Otjikoto’s higher 2021 gold production level of between 190,000 - 200,000 ounces is expected to continue through to 2024, with production from Wolfshag underground expected to commence in early 2022 to supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

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Outlook

The Company is pleased with its second quarter and first half 2021 production results as outlined in this news release. Based on a strong first half of 2021, the Company remains on track to meet or exceed the upper end of its total gold production forecast range for 2021 of between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre) with total consolidated cash operating costs of between $500 - $540 per ounce and total consolidated AISC of between $870 - $910 per ounce.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a substantial dividend.

Second Quarter 2021 Financial Results - Conference Call/Webcast Details

B2Gold will release its second quarter 2021 financial results after the North American markets close on Wednesday, August 4, 2021.

B2Gold executives will host a conference call to discuss the results on Thursday, August 5, 2021, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (778) 383-7413 (Vancouver), +1 (416) 764-8659 (Toronto) or +1 (888) 664-6392 (toll free) prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or +1 (888) 390-0541 (toll free) (passcode 215816 #).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Burkina Faso, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

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Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $630 million in 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and AISC of between $870 and $910 per ounce; the Fekola mill being expected to run at an annualized throughput rate of 8.0 Mtpa; the Bantako North permit area providing saprolite material for 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan; the Cardinal zone bulk sampling expected to begin in the second quarter of 2021 and being added to the Fekola environmental and mining permits; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; Otjikoto’s higher gold production level of between 190,000 - 200,000 ounces being expected to continue through to 2024; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

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